David M. Sherbin
Senior Vice President, General Counsel
Secretary & Chief Compliance Officer

September 25, 2013

VIA EDGAR

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Delphi Automotive PLC
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 11, 2013
File No. 1-35346

Dear Ms. Blye:

This letter is in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filings of Delphi Automotive PLC (“Delphi”) made in your letter dated September 17, 2013. Set forth below is the Staff's comment, followed by Delphi's response.

General:

1.We are aware of publicly-available information indicating that vehicles of several of your largest customers, which you identify on page 9, are manufactured, assembled, and/or sold in Cuba, Sudan, and/or Syria, countries which are designated as state sponsors of terrorism by the United States Department of State and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with Cuba, Sudan, or Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements. Your response should describe any products, components, equipment, technology, or services you have provided or anticipate providing, directly or indirectly, into Cuba, Sudan, and Syria, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

5725 Delphi Drive, Troy, Michigan USA 48098
Tel: 248-813-3009 E-mail: david.sherbin@delphi.com

United States Securities and Exchange Commission
September 25, 2013

Company Response:

Delphi had no sales or exports from the United States into Sudan, Cuba, or Syria in 2012, 2011, or 2010, and no Delphi affiliate anywhere in the world had any direct or indirect sales into Cuba in the last three fiscal years.

During the last three fiscal years, certain of our non-U.S. affiliates sold items out of general inventory to non-U.S. distributors located in the United Kingdom and Syria, who subsequently sold some of those items to retail, service, or repair establishments in Syria and Sudan. The sales made to these non-U.S. distributors of items that were subsequently resold in Syria and Sudan totaled approximately $2 million in 2012, $3 million in 2011, and $3 million in 2010, or less than one-tenth of one percent of Delphi's revenue in each of the last three fiscal years. The items included non-U.S. origin automotive aftermarket components and non-U.S. origin equipment for testing the performance of diesel engines and their fuel injection components. These transactions were not prohibited under any U.S. export controls and sanctions laws because they were not conducted by U.S. persons or entities, did not involve ten percent (10%) or more U.S.-origin content, and were not otherwise prohibited.

Delphi does not sell its products to any Cuban, Syrian, or Sudanese vehicle manufacturers. Delphi has no control over where its customers, who are vehicle manufacturers, may send vehicles that incorporate components sold to them by Delphi, and we have no reason to believe that these customers are exporting Delphi products contrary to U.S. export laws and regulations. Delphi maintains policies, procedures, and training programs and has resources dedicated to help ensure that it is operating in full compliance with export control and economic sanctions laws and regulations.

Delphi has had no agreements, commercial arrangements or other contacts with the governments of Cuba, Sudan, or Syria or entities they control.

No disclosure was deemed necessary in Delphi's 2012 Form 10-K as sales either directly or indirectly to customers in Sudan and Syria for 2012, 2011, and 2010 were immaterial both quantitatively and qualitatively.

Delphi hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/David M. Sherbin

David M. Sherbin
Senior Vice President, General Counsel
Secretary & Chief Compliance Officer

United States Securities and Exchange Commission
September 25, 2013

cc:	Max Webb
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Kevin P. Clark
Executive Vice President and Chief Financial Officer
Delphi Automotive PLC